SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

QIWI PLC
(Name of Subject Company (Issuer))

Dalliance Services Company
(Name of Filing Persons (Offeror))
wholly owned by
Sergey Solonin
(Name of Filing Persons (Affiliate of Offeror))
Class B ordinary shares, having a nominal value EUR 0.0005 per share
(Title of Class of Securities)
N/A
(CUSIP Number of Class of Securities)
American Depositary Shares, each representing one Class B ordinary share, having a nominal value EUR 0.0005 per share
(Title of Class of Securities)
74735M108
(CUSIP Number of Class of Securities)
Natallia Makarava
5, Dimitraki Christodoulou
3rd Floor
Flat/Office 303
P.C. 1035, Nicosia, Cyprus
+357 22 032793
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

Copies to:
Curtis L. Mo, Esq.
Drew M. Valentine, Esq.
DLA Piper LLP (US)
2000 University Avenue
East Palo Alto, California
94303-2214
(650) 833-2000
☐
Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:
☒
third-party tender offer subject to Rule 14d-1

☐
issuer tender offer subject to Rule 13e-4

☐
going-private transaction subject to Rule 13e-3

☐
amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:   ☐
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 25, 2022, as amended on December 9, 2022 (the “Schedule TO”), relating to the offer by Dalliance Services Company, a corporation incorporated under the laws of the Marshall Islands (the “Offeror”), and Sergey Solonin, the controlling shareholder and chairman of the board of directors of QIWI PLC, a company formed under the laws of Cyprus (the “Company”), to the stockholders of the Company to tender up to 5,000,000 of the Company’s Class B ordinary shares having a nominal value EUR 0.0005 per share (each, a “Share,” and collectively, the “Shares”) and the Company’s Shares represented by American Depositary Shares, each representing a Share (each an “ADS” and collectively, the “ADSs”) at a price of $2.00 per Share (including Shares represented by ADSs), to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 25, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A), and in the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(B), in each case as they may be amended and supplemented from time to time (collectively, the “Offer”).
Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO. All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.
Item 8.
Item 8 of the Schedule TO is hereby amended and supplemented by adding the following after the third paragraph:
On December 21, 2022, the Company announced that it received approval (the “Approval”) from the Ministry of Finance of the Republic of Cyprus to allow holders of ADSs on MOEX through the Russian National Settlement Depositary to apply prior to January 7, 2023 to have their ADSs canceled in return for the underlying Shares issued outside of the Russian National Settlement Depositary, subject to certain conditions and the approval of Euroclear. This would eliminate the Russian National Settlement Depositary, a sanctioned party, from the depository chain of any holders of ADSs currently trading on MOEX through the Russian National Settlement Depositary. There is no guarantee that holders of ADSs currently trading on MOEX who would like to avail themselves of this option will be able to successfully apply and cancel their ADSs for the underlying Shares outside of the Russian National Settlement Depositary. The Company has highlighted that conversion of ADSs currently trading on MOEX into the underlying Shares would provide holders with Shares that are not traded on any stock exchange and are thereby considered to be illiquid shares.
The Approval does not provide the ability for holders of Shares or Shares represented by ADSs that are not currently trading on MOEX to access the market for ADSs on MOEX. Neither the Offeror nor Mr. Solonin will be able to transfer Shares or Shares represented by ADSs to the Russian National Settlement Depositary or MOEX as a result of the Approval.
Item 11.
Item 11 of the Schedule TO is hereby amended and supplemented as follows:
On December 22, 2022, the Offeror issued a press release reminding holders of the expiration date and time of the Offer. A copy of the press release is filed as Exhibit (a)(5)(E) hereto and is incorporated herein by reference.
Item 12.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:
(a)(5)(E)   Press Release, dated December 22, 2022.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DALLIANCE SERVICES COMPANY
	By:	/s/ Natallia Makarava
		Name:	Natallia Makarava
		Title:	Director
SERGEY SOLONIN
/s/ Sergey Solonin
Dated: December 22, 2022

EXHIBIT INDEX
Exhibit
(a)(1)(A)	Offer to Purchase, dated November 25, 2022.*
(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).*
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)(A)	Summary Advertisement, dated November 25, 2022*
(a)(5)(B)	Press Release, dated November 25, 2022*
(a)(5)(C)	Email Template to Holders of Shares and Shares represented by ADSs.*
(a)(5)(D)	Text Message Template to Holders of Shares and Shares represented by ADSs.*
(a)(5)(E)	Press Release, dated December 22, 2022.**
(b)	Not Applicable.
(d)(1)	Form of Amended and Restated Registration Rights Agreement among Saldivar Investments Limited, Sergey A. Solonin, Palmway Holdings Limited, Antana International Corporation, Andrey N. Romanenko, Dargle International Limited, Igor N. Mikhailov, Bralvo Limited, E1 Limited, Mail.ru Group Limited and Mitsui & Co., Ltd., and QIWI plc. (incorporated by reference to Exhibit 4.5 to QIWI plc’s Registration Statement on Form F-1, File No. 333-191221, filed on September 30, 2013).
(g)	Not Applicable.
(h)	Not Applicable.
107	Filing Fee Table*

*
Previously filed on November 25, 2022 as an exhibit to the Schedule TO

**
Filed herewith